Exhibit 99.3

Return on Equity and Assets Ratios

	Q3 2023	Q2 2023	Q1 2023	Nine months ended July 31, 2023	For the Year-Ended October 2022
Return on Assets	0.77%	0.79%	0.61%	0.72%	0.84%
Return on Equity	14.6%	14.4%	12.6%	13.9%	16.4%
Dividend Payout Ratio	49%	51%	58%	53%	45%